U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  001-35821

     . ☐  Form 10-K       ☐  Form 20-F      ☐  Form 11-K     ☒  Form 10-Q     ☐  Form 10-D  ☐  Form N-SAR  ☐  Form N-CSR

For period ended: September 30, 2016

      . ☐ Transition Report on Form 10-K

      . ☐ Transition Report on Form 20-F

      . ☐ Transition Report on Form 11-K

      . ☐ Transition Report on Form 10-Q

      . ☐ Transition Report on Form N-SAR

For the Transition Period Ended:   N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I  REGISTRANT INFORMATION

US-DADI FERTILIZER INDUSTRY INTERNATIONAL, INC.
Full Name of Registrant:

699 Serramonte Blvd. Ste 212
Address of Principal Executive Office

Daly City, CA 94015
City, State and Zip Code

PART II  RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

 ☒   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 ☒  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

 ☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III  NARRATIVE

The Company is unable to file its annual report on Form 10-Q for the period ended September 30, 2016 within the prescribed time period due to its difficulty in completing and obtaining required financial and other information without unreasonable effort and expense.

PART IV OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Ling Yam LAM	(650)	530-0699
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

  ☒   Yes     ☐   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    ☐  Yes   ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

US-DADI FERTILIZER INDUSTRY INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 14, 2016

By:  /s/ Ling Yam LAM

       Name: Ling Yam LAM

       Title: CEO